UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LJ International Inc.

(Name of the Issuer)

LJ International Inc. Flora Bloom Holdings Flora Fragrance Holdings Limited Mr. Yu Chuan Yih Mr. Hon Tak Ringo Ng Ms. Ka Man Au Mr. Hoi Tsun Peter Au Mr. Yuin Chiek Lye Ms. Hoi Yee Vicky Chan

Urban Prosperity Holding Limited

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

Mr. Zhicheng Shi

Primeon, Inc.

Hillside Financial

Shilin Investments

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G55312105

(CUSIP Number)

LJ International Inc. Unit #12, 12/F, Block A Focal Industrial Centre 21 Man Lok Street Hung Hom, Kowloon Hong Kong Attention: Ka Man Au Telephone: + 852 2764-3622

Flora Bloom Holdings

Flora Fragrance Holdings Limited

Urban Prosperity Holding Limited

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

c/o Fountain Vest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: George Jian Chuang /
Edward Yu / Brian Lee

Tel: +852 3972-3900

Mr. Yu Chuan Yih

Mr. Hon Tak Ringo Ng

Ms. Ka Man Au

Mr. Hoi Tsun Peter Au

Mr. Yuin Chiek Lye

Ms. Hoi Yee Vicky Chan

Mr. Zhicheng Shi

c/o LJ International Inc.

Unit #12, 12/F, Block A

Focal Industrial Centre

21 Man Lok Street

Hung Hom, Kowloon

Hong Kong

Attention: Ka Man Au

Telephone: + 852 2764-3622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Fax: +(852) 3694-3001	Douglas C. Freeman, Esq. Victor Chen, Esq. Fried, Frank, Harris, Shriver & Jacobson 1601 Chater House 8 Connaught Road Central Hong Kong Fax: +(852) 3760-3611	Andrew N. Bernstein, Esq. Andrew N. Bernstein, P.C. 8101 East Prentice Ave., Suite 890 Greenwood Village, CO 80111 USA Fax: (303) 770-7332

Joseph W.K. Chan, Esq.

Sidley Austin LLP

Suite 1901, Shui On Plaza No. 333 Middle Huai Hai Road

Shanghai 200021

PRC

Fax: +(8621) 5306-8966

This statement is filed in connection with (check the appropriate box):

a ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b ☐	The filing of a registration statement under the Securities Act of 1933.

c ☐	A tender offer

d ☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$52,820,408.00	$7204.70

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $2.00 per share merger consideration for 26,241,994 outstanding shares of the issuer subject to the transaction, plus (b) the product of 534,000 shares issuable pursuant to the Company options multiplied by $0.63 (which is the difference between $2.00 per merger consideration and the weighted average exercise price of $1.37 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,205.00

Form or Registration No.: Schedule 13E-3

Filing Party: LJ International Inc.

Date Filed: April 3, 2013

Item 15 Additional Information	2

Item 16 Exhibits	3

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LJ International Inc., a British Virgin Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Flora Bloom Holdings Limited, a Cayman Islands company (“Parent”); (c) Flora Fragrance Holdings Limited, a British Virgin Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Yu Chuan Yih, chairman and chief executive officer of the Company (“Mr. Yih”); (e) Mr. Hon Tak Ringo Ng, chief financial officer of the Company; (f) Ms. Ka Man Au, chief operating officer and secretary of the Company; (g) Mr. Hoi Tsun Peter Au, senior vice-president of the Company; (h) Mr. Yuin Chiek Lye, chief operating officer—China of the Company; (i) Ms. Hoi Yee Vicky Chan, director of sales and marketing of the Company; (j) Urban Prosperity Holding Limited, a Cayman Islands company (the “Sponsor”); (k) FountainVest China Growth Fund, L.P., a Cayman Islands exempted limited partnership; (l) FountainVest China Growth Capital Fund, L.P., a Cayman Islands exempted limited partnership; (m) FountainVest China Growth Capital-A Fund, L.P., a Cayman Islands exempted limited partnership (together with FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P., the “FountainVest Filing Persons”); (n) Mr. Zhicheng Shi, a citizen of the People’s Republic of China (“Mr. Shi”); (o) Primeon, Inc., a Delaware corporation and an affiliate of Mr. Shi, (p) Hillside Financial, a Massachusetts corporation and an affiliate of Mr. Shi and (q) Shilin Investments, a Maine partnership and an affiliate of Mr. Shi (collectively with Mr. Shi, Primeon, Inc. and Shilin Investments, the “Mr. Shi Shareholders”). Mr. Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Mr. Yuin Chiek Lye and Ms. Hoi Yee Vicky Chan are collectively referred to herein as the “Rollover Shareholders”. Mr. Yih, the Rollover Shareholders, the Sponsor and the Mr. Shi Shareholders are collectively referred to herein as the “Consortium.” Mr. Yih, the Rollover Shareholders, together with Parent, Merger Sub, the Sponsor, the FountainVest Filing Persons and the Mr. Shi Shareholders are collectively referred to in this Schedule 13E-3 as the “Buyer Group.”

The Transaction Statement relates to the agreement and plan of merger dated as of March 22, 2013, by and among the Company, Parent and Merger Sub (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On July 9, 2013, at 10:00 am (Shenzhen time), an extraordinary general meeting of shareholders of the Company was held at 10th Floor, Block 18, Free Trade Zone, Shatoujiao, Shenzhen, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to authorize and approve the merger agreement and the transactions contemplated thereby, including the merger. The Company did not receive a notice of objection from any shareholders prior to the vote to approve the merger, which is required for exercising any dissenter rights.

On July 30, 2013, the Company and Merger Sub filed articles of merger with the British Virgin Islands Registry of Corporate Affairs (“Registry”), which was registered by the Registry as of July 30, 2013, pursuant to which the merger became effective on July 30, 2013. As a result of the merger, the Company ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share, other than the Shares beneficially owned by Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders, has been cancelled in exchange for the right to receive $2.00 per Share in cash without interest. In addition, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 1998 Stock Compensation Plan, 2003 Stock Compensation Plan, 2005 Stock Compensation Plan and 2008 Stock Compensation Plan and all amendments and modifications thereto, vested or unvested, other than those held by the Rollover Shareholders that were outstanding and unexercised as of the effective time of the merger, has been cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by the excess, if any, of $2.00 over the exercise price payable per Share issuable under such Company Option.

As a result of the merger, the Shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”). NASDAQ has filed an application on Form 25 with the SEC to remove the Shares from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company’s obligations to file with the SEC certain reports and forms, including Form 20-K and Form 6-K, were suspended by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)* Proxy Statement of the Company dated May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012.

(a)-(5) Press Release issued by the Company, dated August 22, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(6) Press Release issued by the Company, dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(7) Press Release issued by the Company, dated August 29, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 30, 2012.

(a)-(8) Press Release issued by the Company, dated March 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

(a)-(9) Press Release issued by the Company, dated May 30, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2013.

(a)-(10) Press Release issued by the Company, dated July 9, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on July 11, 2013.

(b)-(1)** Equity Commitment Letter, dated March 22, 2013, by FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P. in favor of Parent.

(c)-(1)*** Opinion of Houlihan Lokey (China) Limited, dated March 22, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)*** Presentation to the Special Committee of the Board of Directors, dated March 7, 2013 of Houlihan Lokey (China) Limited.

(c)-(3)*** Presentation to the Special Committee of the Board of Directors, dated March 15, 2013, of Houlihan Lokey (China) Limited.

(d)-(1) Agreement and Plan of Merger, dated as of March 22, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Chairman Rollover Agreement, dated as of March 22, 2013, by and among Parent and Mr. Yih, incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(3) Management Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(4) Shi Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.5 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(5) Voting Agreement, dated as of March 22, 2013, by and among the Company, Parent, the Rollover Shareholders and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.6 to Schedule 13D filed with the SEC on April 3, 2013.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) British Virgin Islands Business Companies Act, 204, as amended—Section 179, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on May 28, 2013.
**	Previously filed on April 3, 2013.
***	Previously filed on May 7, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2013

LJ International Inc.

By:	/s/ Jie Yun Yu
Name:	Jie Yun Yu
Title:	Chairman of Special Committee

Flora Bloom Holdings

By:	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

Flora Fragrance Holdings Limited

By:	/s/ David Lamb
Name:	David Lamb
Title:	For and on Behalf of Codan Services (B.V.I.) Ltd Sole Director of Flora Fragrance Holdings Limited

Yu Chuan Yih

By:	/s/ Yu Chuan Yih

Hon Tak Ringo Ng

By:	/s/ Hon Tak Ringo Ng

Ka Man Au

By:	/s/ Ka Man Au

Hoi Tsun Peter Au

By:	/s/ Hoi Tsun Peter Au

Yuin Chiek Lye

By:	/s/ Yuin Chiek Lye

Hoi Yee Vicky Chan

By:	/s/ Hoi Yee Vicky Chan

Zhicheng Shi

By:	/s/ Zhicheng Shi

Primeon, Inc.

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	Vice President

Hillside Financial

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

Shilin Investments

By:	/s/ Zhicheng Shi
Name:	Zhicheng Shi
Title:	President

URBAN PROSPERITY HOLDING LIMITED

By:	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

FOUNTAINVEST CHINA GROWTH FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FOUNTAINVEST CHINA GROWTH CAPITAL FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

FOUNTAINVEST CHINA GROWTH CAPITAL— A FUND, L.P.
By FountainVest China Growth Partners GP1, L.P., its general partner

By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name:	Kui Tang
Title:	Director

EXHIBIT INDEX

(a)-(1)* Proxy Statement of the Company dated May 28, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 17, 2012.

(a)-(5) Press Release issued by the Company, dated August 22, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(6) Press Release issued by the Company, dated August 23, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 24, 2012.

(a)-(7) Press Release issued by the Company, dated August 29, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 30, 2012.

(a)-(8) Press Release issued by the Company, dated March 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

(a)-(9) Press Release issued by the Company, dated May 30, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2013.

(a)-(10) Press Release issued by the Company, dated July 9, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on July 11, 2013.

(b)-(1)** Equity Commitment Letter, dated March 22, 2013, by FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund, L.P. and FountainVest China Growth Capital Fund, L.P. in favor of Parent.

(c)-(1)*** Opinion of Houlihan Lokey (China) Limited, dated March 22, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)*** Presentation to the Special Committee of the Board of Directors, dated March 7, 2013 of Houlihan Lokey (China) Limited.

(c)-(3)*** Presentation to the Special Committee of the Board of Directors, dated March 15, 2013, of Houlihan Lokey (China) Limited.

(d)-(1) Agreement and Plan of Merger, dated as of March 22, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Chairman Rollover Agreement, dated as of March 22, 2013, by and among Parent and Mr. Yih, incorporated herein by reference to Exhibit 7.3 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(3) Management Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.4 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(4) Shi Rollover Agreement, dated as of March 22, 2013, by and among Parent and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.5 to Schedule 13D filed with the SEC on April 3, 2013.

(d)-(5) Voting Agreement, dated as of March 22, 2013, by and among the Company, Parent, Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders, incorporated herein by reference to Exhibit 7.6 to Schedule 13D filed with the SEC on April 3, 2013.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) British Virgin Islands Business Companies Act, 204, as amended—Section 179, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on May 28, 2013.
**	Previously filed on April 3, 2013.
***	Previously filed on May 7, 2013.